UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________	Commission File Number: ___________

PRIMERO MINING CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia, Canada
(604) 669 0040
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None For annual reports, indicate by check mark the information filed with this Form:
[ ] Annual Information Form               [ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes[ ]   No[x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes[ ]   No[x]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes[ ]   No[x]

INTRODUCTORY INFORMATION

     In this registration statement on Form 40-F (the “Registration Statement”), references to the “Registrant” or “Primero Mining” mean Primero Mining Corp. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

     Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

     A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Capital Structure—Common Shares” starting on page 51 of the Annual Information Form of the Registrant for the year ended December 31, 2010 filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

     The following financial statements of the Registrant that are incorporated by reference into this Registration Statement have been reconciled to United States Generally Accepted Accounting Principles (“U.S. GAAP”) in accordance with Item 18 of Form 20-F:

  audited financial statements of the Registrant for the years ended December 31, 2010 and 2009; and

  audited carve out combined financial statements of the operations to be acquired by Mala Noche Resources Corp. (now Primero Mining Corp.) for the years ended December 31, 2009 and 2008.

     The Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.138 to Exhibit 99.143, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

FORWARD-LOOKING STATEMENTS

     This Registration Statement includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Registration Statement and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectation and that of the Registrant’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Registration Statement or in documents incorporated by reference in this Registration Statement, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Registrant’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

Forward-looking statements include, among others, statements regarding:

  the ability of the Registrant to expand production at the San Dimas mine;

  the ability of the Registrant to expand production at the San Dimas mine;

  the ability of the Registrant to successfully integrate and operate the San Dimas mines,

  the Registrant’s timing and amount of future production, capital expenditures and costs, including forecasted cash costs;

  the Registrant’s plan of operations, including the timing and extent of the development of new mineral deposits and of planned exploration activities;

  the expectations of the Registrant regarding its financial performance in future periods;

  the ability of the Registrant to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms;

  the conclusion of the Registrant’s proposed business combination transaction with Northgate Minerals Corporation;

  the actual results of exploration activities, including the ability of the Registrant to continue the historical conversion of resources to reserves at the San Dimas mine;

  the actual results of reclamation activities at the San Dimas mine;

  the requirements of the Registrant for additional capital and ability to raise additional capital for exploration, development and operational activities and for acquisitions;

  the exploration and development potential of the Registrant’s properties;

  future prices of precious and base metals;

  expected ore grades, recovery rates and throughput;

  the ability of the Registrant to obtain government approvals or permits in connection with the continued operation and development of the San Dimas Mines;

  the ability of the Registrant to comply with environmental, safety and other regulatory requirements;

  the completion of development or construction activities;

  the expectations of the Registrant regarding currency fluctuations;

  title disputes relating to the Registrant’s properties;

  the timing and possible outcome of pending litigation; and

  factors relating to the Registrant’s investment decisions.
  Key assumptions upon which the Registrant’s forward-looking statements are based include the following:

  the prices for gold and, to a lesser extent, silver will not fall significantly;

  the assumptions in the financial analysis in the San Dimas Technical Report are reasonable;

  the Registrant will be able to secure new financing to continue its exploration, development and operational activities;

  there will be no significant adverse changes in currency exchange rates;

  that plant, equipment and processes will operate as anticipated;

  there will be no significant changes in the ability of the Registrant to comply with environmental, safety and other regulatory requirements;

  the Registrant will be able to obtain regulatory approvals (including licenses and permits) in a timely manner;

  the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the surrounding area to the Registrant’s operations;

  the Registrant will be able to achieve its growth strategy;

  the Registrant’s operating costs will not increase significantly;

  key personnel will continue their employment with the Registrant;

  the Registrant will have the ability to obtain the necessary expertise in order to carry out its exploration, development and operational activities within the planned time periods; and

  the Registrant will have access to all equipment necessary to operate the San Dimas mines.

     Additional assumptions are included, among other places, in this Registration Statement, in each of the following documents that are incorporated by reference into this Registration Statement:

  in the Annual Information Form for the fiscal year ended December 31, 2010 under the headings “General Development of the Business” and “Description of Business”; and

  in the management’s discussion and analysis for the year ended December 31, 2010 under the headings “Overview”, “Outlook”, “Review of Operations”, “Annual Results of Operations”, “Fourth Quarter Results of Operations”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Risks and Uncertainties” and “Cautionary Statement on Forward Looking Information”.

     These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Registrant’s forward-looking statements are based. Investors are advised to carefully review and consider the risk factors identified in the Registrant’s Annual Information Form for the year ended December 31, 2010 under the heading “Risk Factors” and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Registrant’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Registrant’s business, financial condition and prospects that is included in this Registration Statement, including the documents incorporated by reference herein. The forward-looking statements contained in this Registration Statement are made as of the date hereof and, accordingly, are subject to change after such date.

     Although the Registrant believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Registrant on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Registrant does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Registration Statement and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

     The disclosure in this Registration Statement, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Registration Statement have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

     This Registration Statement includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Registration Statement may not qualify as “reserves” under SEC standards.

     In addition, this Registration Statement uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Registrant advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

     Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

     It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Registration Statement is economically or legally mineable.

     In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

     For the above reasons, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Registrant is permitted to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements incorporated by reference in this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the discussion of the principal differences between the Registrant’s consolidated financial statements determined under Canadian GAAP and under U.S. GAAP for the years ended December 31, 2010 and 2009 that is included in the Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles included in Exhibit 99.5. With respect to the carve out combined financial statements for the operations to be acquired by Mala Noche Resources Corp. (now Primero Mining Corp.) for the years ended December 31, 2009 and 2008 that are included in Exhibit 99.128, you should refer to the discussion of the principal differences between Canadian GAAP and US GAAP that is included in the Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles for the operations to be acquired by Mala Noche Resources Corp. (now Primero Mining Corp.) included in Exhibit 99.127.

OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations as at December 31, 2010:

		Less than one	1-3		More than 5
	Total	year	Years	3 to 5 years	years
	($000s)	($000s)	($000s)	($000s)	($000s)

Accounts payable and accrued liabilities	$37,358	$37,358	-	-	-

Convertible debt and interest	$63,600	$1,800	$61,800	-	-

Promissory note and interest	$63,208	$5,000	$19,308	$38,900	-

VAT loan and interest (1)	$71,540	$71,540	-	-	-

Minimal rental and operating lease payments	$$2,661	$1,507	$967	$187	-

Reclamation and closure cost obligations	$17,064	-	-	-	$17,064

Commitment to purchase plant and equipment	$1,733	$1,733	-	-	-

Share-based payment obligations	$1,155	-	$1,155	-	-

Total	$258,319	$118,938	$83,230	$39,087	$17,064

Notes:

     (1) In 2011, the Company expects to recover its $80.6 million VAT receivable, which it will use to repay the $71.5 million VAT loan and accrued interest.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 11, 2011	PRIMERO MINING CORP.

	By:	/s/ Wade Nesmith
Wade Nesmith
Executive Chairman

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Annual and Quarterly Information; Management’s Discussion and Analysis; Certifications

99.1	Annual Information Form of the Registrant for the year ended December 31, 2010 (March 30, 2011)
99.2	Audited financial statements of the Registrant and the notes thereto for the fiscal year ended December 31, 2010 together with the report of the auditors thereon (February 24, 2011)
99.3	Certification of Annual Filings – CFO (March 30, 2011)
99.4	Certification of Annual Filings – CEO (March 30, 2011)
99.5	Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles of the audited financial statements of the Registrant for the years ended December 31, 2010 and 2009, together with Report of Independent Auditors on Reconciliation of Canadian GAAP to US GAAP
99.6	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 (February 23, 2011)
99.7	Interim financial statements of the Registrant for the three and six months ended June 30, 2011 (August 9, 2011)
99.8	Management’s Discussion and Analysis for the three and six months ended June 30, 2011 (August 9, 2011)
99.9	Certification of Interim Filings –CFO (August 9, 2011)
99.10	Certification of Interim Filings –CEO (August 9, 2011)
99.11	Interim financial statements of the Registrant for the three months ended March 31, 2011 (May 16, 2011)
99.12	Management’s Discussion and Analysis for the three months ended March 31, 2011 (May 16, 2011)
99.13	Certification of Interim Filings – CFO (May 17, 2011)
99.14	Certification of Interim Filings – CEO (May 17, 2011)
99.15	Interim financial statements of the Registrant for the nine months ended September 30, 2010 (November 9, 2010)
99.16	Management’s Discussion and Analysis for the nine months ended September 30, 2010 (November 9, 2010)
99.17	Certification of Interim Filings following an initial public offering, reverse takeover or becoming a non-venture issuer – CFO (November 9, 2010)
99.18	Certification of Interim Filings following an initial public offering, reverse takeover or becoming a non-venture issuer – CEO (November 9, 2010)
99.19	Interim financial statements of the Registrant for the six months ended June 30, 2010 (July 27, 2010, 2010)

Exhibit Number	Exhibit Description
99.20	Management’s Discussion and Analysis for the Registrant six months ended June 30, 2010 (July 27, 2010)
99.21	Certification of Interim Filings – CFO (July 27, 2010)
99.22	Certification of Interim Filings – CEO (July 27, 2010)
99.23	Interim financial statements of the Registrant for the three months ended March 31, 2010 (May 25, 2010)
99.24	Management’s Discussion and Analysis for the Registrant three months ended March 31, 2010 (May 25, 2010)
99.25	Certification of Interim Filings – CFO (May 25, 2010)
99.26	Certification of Interim Filings – CEO (May 25, 2010)
99.27	Annual Information Form of the Registrant for the year ended December 31, 2009 (April 30, 2010)
99.28	Audited financial statements of the Registrant and the notes thereto for the fiscal year ended December 31, 2009 together with the report of the auditors thereon (April 30, 2010)
99.29	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 (April 30, 2010)
99.30	Certification of Annual Filings – CFO (April 30, 2010)
99.31	Certification of Annual Filings – CEO (April 30, 2010)
Business Acquisition Reports
99.32	Business acquisition report (September 24, 2010)
Shareholder Meeting Materials
99.33	Notice of the Meeting and Record Date (July 18, 2011)
99.34	Report of Voting Results (May 19, 2011)
99.35	Form of proxy (April 18, 2011)
99.36	Management information circular (April 18, 2011)
99.37	Voting Instruction Form (April 18, 2011)
99.38	Notice of Meeting (April 18, 2011)
99.39	Annual Report (April 18, 2011)
99.40	Notice of the meeting and record date (March 1, 2011)

2

Exhibit Number	Exhibit Description
99.41	Form of proxy (June 4, 2010)
99.42	Management information circular (June 4, 2010)
99.43	Notice of Meeting (June 4, 2010)
99.44	Notice of the meeting and record date (May 3, 2010)
99.45	Consent of qualified person (NI 43-101) (June 4, 2010)
99.46	Voting Instruction Form (June 4, 2010)
99.47	Other (June 4, 2010)
Material Change Reports
99.48	Material change report (July 20, 2011)
99.49	Material change report (August 16, 2010)
99.50	Material change report (July 20, 2010)
99.51	Material change report (July 8, 2010)
99.52	Material change report (June 4, 2010)
News Releases
99.53	News release (July 14, 2011)
99.54	News release (July 6, 2011)
99.55	News release (July 5, 2011)
99.56	News release (June 27, 2011)
99.57	News release (June 6, 2011)
99.58	News release (May 19, 2011)
99.59	News release (May 18, 2011)
99.60	News release (May 18, 2011)
99.61	News release (May 17, 2011)
99.62	News release (May 2, 2011)
99.63	News release (April 18, 2010)
99.64	News release (March 31, 2011)
99.65	News release (March 21, 2011)
99.66	News release (March 7, 2011)
99.67	News release (February 24, 2011)
99.68	News release (January 31, 2011)
99.69	News release (January 27, 2011)
99.70	News release (January 17, 2011)

3

Exhibit Number	Exhibit Description
99.71	News release (November 11, 2010)
99.72	News release (October 19, 2010)
99.73	News release (September 20, 2010)
99.74	News release (September 14, 2010)
99.75	News release (August 26, 2010)
99.76	News release (August 19, 2010)
99.77	News release (August 17, 2010)
99.78	News release (August 6, 2010)
99.79	News release (August 6, 2010)
99.80	News release (August 5, 2010)
99.81	News release (July 30, 2010)
99.82	News release (July 27, 2010)
99.83	News release (July 20, 2010)
99.84	News release (July 9, 2010)
99.85	News release (July 8, 2010)
99.86	News release (June 28, 2010)
99.87	News release (June 18, 2010)
99.88	News release (June 7, 2010)
99.89	News release (June 2, 2010)
99.90	News release (April 23, 2010)
99.91	News release (April 19, 2010)
Material Documents
99.92	Material document (July 20, 2011)
99.93	Material document (July 20, 2011)
99.94	Material document (July 20, 2011)
99.95	Material document (July 20, 2011)
99.96	Material document (July 20, 2011)
99.97	Security holders documents (July 7, 2011)
99.98	Material document (August 19, 2010)
99.99	Material document (August 17, 2010)
99.100	Material document (August 16, 2010)
99.101	Material document (August 16, 2010)

4

Exhibit Number	Exhibit Description
99.102	Material document (August 16, 2010)
99.103	Material document (August 16, 2010)
99.104	Security holders documents (August 9, 2010)
99.105	Security holders documents (August 9, 2010)
99.106	Security holders documents (August 9, 2010)
99.107	Material document (August 9, 2010)
99.108	Material document (August 9, 2010)
99.109	Material document (August 9, 2010)
99.110	Material document (August 9, 2010)
99.111	Material document (August 9, 2010)
99.112	Material document (July 20, 2010)
99.113	Material document (July 20, 2010)
99.114	Material document (July 8, 2010)
99.115	Material document (June 4, 2010)
99.116	Code of Conduct (May 26, 2010)
99.117	Other (April 19, 2010)
Technical Reports
99.118	Technical report (NI 43-101) (March 30, 2011)
99.119	Consent of qualified person (NI 43-101) – consent of Watts (March 30, 2011)
99.120	Consent of qualified person (NI 43-101) – consent of Spring (March 30, 2011)
99.121	Technical report (NI 43-101) (July 9, 2010)
99.122	Consent of qualified person (NI 43-101) – consent of Watts (July 9, 2010)
99.123	Consent of qualified person (NI 43-101) – consent of Spring (July 9, 2010)
99.124	Technical report (NI 43-101) (June 2, 2010)
99.125	Consent of qualified person (NI 43-101) – consent of Watts (June 2, 2010)
99.126	Consent of qualified person (NI 43-101) – consent of Spring (June 2, 2010)

5

Exhibit Number	Exhibit Description
Other
99.127	Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles for the operations to be acquired by Mala Noche Resources Corp. (now Primero Mining Corp.), together with Auditor’s Report on the Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles
99.128	Final short form prospectus, including audited carve out combined financial statements of the operations to be acquired by Mala Noche Resources Corp. (now Primero Mining Corp.) for the years ended December 31, 2009 and 2008 (July 9, 2010)
99.129	Consent letter(s) of other expert(s) – consent of Trinder (July 9, 2010)
99.130	Consent letter(s) of other expert(s) – consent of Watts (July 9, 2010)
99.131	Consent letter(s) of other expert(s) – consent of Lee (July 9, 2010)
99.132	Consent letter(s) of other expert(s) – consent of Spring (July 9, 2010)
99.133	Consent letter of underwriters’ legal counsel – consent of Blake, Cassels & Graydon LLP (July 9, 2010)
99.134	Consent letter of issuer’s legal counsel – consent of Lang Michener LLP (July 9, 2010)
99.135	Auditors’ consent letter – consent of Deloitte & Touche LLP (July 9, 2010)
99.136	Underwriting agreement (July 9, 2010)
99.137	Preliminary short form prospectus (June 7, 2010)
Consents
99.138	Consent of Deloitte & Touche LLP dated August 11, 2011 relating to (i) their audit report dated February 23, 2011 on the financial statements of the Registrant, and (ii) their report dated August 11, 2011 relating to the reconciliation from Canadian generally accepted accounting principles to United States generally accepted accounting principles of the Registrant
99.139	Consent of Deloitte & Touche LLP dated August 11, 2011 relating to (i) their audit report dated June 2, 2010 on the carve out combined financial statements of the operations to be acquired by Mala Noche Resources Corp. as at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, and (ii) their report dated August 11, 2011 relating to the reconciliation from Canadian generally accepted accounting principles to United States generally accepted accounting principles
99.140	Consent of Gordon Watts dated August 11, 2011
99.141	Consent of Velasquez Spring dated August 11, 2011
99.142	Consent of Felix N. F. Lee dated August 11, 2011
99.143	Consent of Ian D. Trinder dated August 11, 2011

6